Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-225876

(October 31, 2018)

CREATIVE REALITIES, INC.

13100 Magisterial Drive, Suite 100
Louisville, KY 40223

October 31, 2018

VIA EMAIL

TO THE HOLDERS (“PREFERRED SHAREHOLDERS”) OF SERIES A 6% CONVERTIBLE PREFERRED STOCK (THE “PREFERRED STOCK”) OF CREATIVE REALITIES, INC. (THE “COMPANY”):

Re: Additional Incentive Securities

Dear Preferred Shareholders:

Reference is made to the Company’s letter dated October 29, 2018 and addressed to the holders of the Preferred Stock (the “Prior Letter”). Capitalized terms that are not defined herein shall have the meanings ascribed to them in the Prior Letter. The Prior Letter referred to a special meeting of the Preferred Shareholders to be held for the purpose of approving the mandatory conversion (the “Conversion”) of the Preferred Stock into Common Stock of the Company (such Common Stock issuable upon the Conversion, the “Conversion Shares”).

The Prior Letter also requested that you execute and deliver a Lock-Up Agreement in connection with the Company’s contemplated Public Offering and, if you agreed to do so, the Company agreed to issue you, as a one-time incentive, the following Company securities upon the Conversion of your Preferred Stock.

●	additional shares of Common Stock (the “Incentive Shares”), such that the aggregate number of Conversion Shares and Incentive Shares, collectively, issued to you will be equal to the number of shares that would be issued upon Conversion of your Preferred Stock at an effective conversion price of 90% of the lowest of the following: (i) if shares of Common Stock are sold without accompanying warrants in the Public Offering, then the price at which shares of Common Stock are sold in the Public Offering, (ii) if units consisting of shares of Common Stock and warrants are sold in the Public Offering, then the effective price per unit sold in the Public Offering, (iii) if units consisting of shares of Common Stock and warrants are sold in the Public Offering, then the initial price at which shares of Common Stock may be purchased upon exercise of the warrants (i.e., the strike price of the warrants), and (iv) the current Conversion Price under the Certificate of Designation (i.e., $0.255) (subject, however, to equitable adjustments as provided in the Certificate of Designation); and

●	if (but only if) warrants are issued to purchasers in the Public Offering, Warrants in respect of the Incentive Shares (the “Incentive Warrants,” and together with the Incentive Shares, the “Incentive Securities”) at the same ratio of Common Stock to Warrants issued to purchasers in the Public Offering.

To further facilitate the Public Offering, the Company hereby agrees to issue, as a one-time incentive, to each Preferred Shareholder that executes the Lock-up Agreement prior to November 5, 2018 and also purchases a minimum amount of Company securities in the Public Offering additional Incentive Securities such that the aggregate number of Conversion Shares and Incentive Shares, collectively, issued to you will be equal to the number of shares that would be issued upon Conversion of your Preferred Stock at an effective conversion price of 80% (rather than 90%) of the lowest of the prices set forth in clauses (i) through (iv) above, and, if (but only if) warrants are issued to purchasers in the Public Offering a corresponding number of additional Incentive Warrants. The minimum amount of Company securities required to receive additional Incentive Securities will be determined by the Company and the underwriters prior to the effective date of the registration statement for the Public Offering. Like the Incentive Securities to be issued pursuant to the Prior Letter, such additional Incentive Securities will be issued upon the closing of the Public Offering.

No Preferred Shareholder is required to execute a Lock-up Agreement or purchase Company securities in the Public Offering. Further, Company securities have not been and will not be reserved for sale to Preferred Shareholders in the Public Offering (i.e., the Public Offering will not include a directed share component). Instead, all Company securities will be allocated for sale in the Public Offering by A.G.P./Alliance Global Partners, whom we have engaged to serve a representative of the underwriters. Therefore, we cannot assure you that you will be able to purchase Company securities in the Public Offering, and receive the additional Incentive Securities contemplated by this letter, even if you desire to do so. If you sign the Lock-Up Agreement and purchase Company securities in the Public Offering, the securities that you purchase (in addition to all Conversion Shares and Incentive Securities issued to you) will be subject to the Lock-Up Agreement’s restrictions. Your acceptance of Incentive Securities shall be deemed an acknowledgement by you that restrictions in the Lock-Up Agreement applies to the Conversion Shares, all Incentive Securities and securities that you purchase in the Public Offering.

Sincerely yours,

/s/ Rick Mills
Rick Mills, Chief Executive Officer

The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement (File No. 333-225876) and a preliminary prospectus (the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, when they are available, copies of the Preliminary Prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, New York 10022; or by calling toll free (866) 803-9204. The most recent Preliminary Prospectus filed with the SEC may be obtained by clicking on the active hyperlink below:

https://www.sec.gov/Archives/edgar/data/1356093/000121390018014695/fs12018a4_creativerealities.htm